UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Marvell Technology Group Ltd.
(Name of Issuer)

Common Stock, $0.002 par value per share
(Title of Class of Securities)

G5876H105
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,720,786
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 33,720,786
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,720,786*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

* Includes 13,323,422 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,495,491
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,495,491
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,495,491*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON CO

* Includes 11,287,308 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,588,369
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,588,369
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,588,369*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 1,308,889 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 877,932
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 877,932
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,932*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 727,225 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 877,932
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 877,932
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,932*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 727,225 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 877,932
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 877,932
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,932*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 727,225 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD LEADERS JULIET LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,310,245
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,310,245
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,310,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,310,245
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,310,245
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,310,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD LEADERS SELECT II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,792,301
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,792,301
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,792,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD LEADERS SELECT II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,792,301
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,792,301
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,792,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD LEADERS SELECT FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,792,301
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,792,301
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,792,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD T FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,883,842
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,883,842
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,883,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,986,388
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 15,986,388
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,986,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,986,388
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 15,986,388
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,986,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,720,786
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 33,720,786
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,720,786*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

* Includes 13,323,422 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,720,786
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 33,720,786
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,720,786*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

* Includes 13,323,422 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,720,786
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 33,720,786
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,720,786*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

* Includes 13,323,422 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 33,720,786
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 33,720,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,720,786*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

* Includes 13,323,422 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 33,720,786
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 33,720,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,720,786*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

* Includes 13,323,422 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 33,720,786
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 33,720,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,720,786*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

* Includes 13,323,422 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON RICHARD S. HILL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON OLEG KHAYKIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON JEFFREY S. MCCREARY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. G5876H105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to read as follows:

In connection with the Agreement defined and described in Item 4 below, Messrs. Hill, Khaykin and McCreary are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 1. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, and Starboard T LP, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B to the Schedule 13D.  The aggregate purchase price of the 2,208,183 Shares beneficially owned by Starboard V&O Fund is approximately $17,931,293, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 11,287,308 Shares beneficially owned by Starboard V&O Fund, as further described in Item 6 of the Schedule 13D, is approximately $41,045,586, excluding brokerage commissions.  The aggregate purchase price of the 279,480 Shares beneficially owned by Starboard S LLC is approximately $2,275,647, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 1,308,889 Shares beneficially owned by Starboard S LLC, as further described in Item 6 of the Schedule 13D, is approximately $4,757,329, excluding brokerage commissions.  The aggregate purchase price of the 150,707 Shares beneficially owned by Starboard C LP is approximately $1,222,500, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 727,225 Shares beneficially owned by Starboard C LP, as further described in Item 6 of the Schedule 13D, is approximately $2,643,254, excluding brokerage commissions.  The aggregate purchase price of the 9,310,245 Shares beneficially owned by Starboard Juliet LLC is approximately $76,534,955, excluding brokerage commissions. The aggregate purchase price of the 3,792,301 Shares beneficially owned by Starboard Select II LP is approximately $31,632,647, excluding brokerage commissions. The aggregate purchase price of the 2,883,842 Shares beneficially owned by Starboard T LP is approximately $24,054,941, excluding brokerage commissions. The aggregate purchase price of the 1,772,606 Shares held in the Starboard Value LP Account is approximately $15,621,574, excluding brokerage commissions.

The Shares purchased by each of Messrs. Hill, Khaykin and McCreary were purchased with personal funds in the open market.  The aggregate purchase price of the 2,000 Shares owned directly by Mr. Hill is approximately $17,176, excluding brokerage commissions. The aggregate purchase price of the 10,000 Shares owned directly by Mr. Khaykin is approximately $82,900, excluding brokerage commissions. The aggregate purchase price of the 25,000 Shares owned directly by Mr. McCreary is approximately $210,554, including brokerage commissions.

CUSIP NO. G5876H105

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 25, 2016, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”).  The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to appoint Peter A. Feld, Richard Hill and Oleg Khaykin (collectively, with the Additional Independent Appointee (as defined below), the “Appointed Directors”) to the Board. Starboard also has the right to recommend one additional independent director to the Board (the “Additional Independent Appointee”) in accordance with the terms of the Agreement. Messrs. Feld, Hill and Khaykin and the Additional Independent Appointee, if appointed at such time, will stand for election at the Issuer’s 2016 Annual General Meeting of Shareholders (the “2016 Annual Meeting”) together with the Company’s other nominees and Robert Switz, who the Issuer also agreed to appoint to the Board pursuant to the Agreement.

In addition, the Issuer agreed, among other things, to: (i) recommend, support and solicit proxies for the election of the Appointed Directors to the Board at the 2016 Annual Meeting together with Mr. Switz and incumbent independent directors Juergen Gromer, John Kassakian, Arturo Krueger and Randhir Thakur; (ii) appoint Mr. Feld as chairman of the Nominating and Corporate Governance Committee (the “Corporate Governance Committee”) and as a member of the Executive Compensation Committee, with each such committee to be comprised of four (4) directors during the Standstill Period (as defined below); (iii) appoint Mr. Khaykin as chairman of the Executive Compensation Committee and as a member of the Corporate Governance Committee; (iv) appoint Mr. Switz as chairman of the Audit Committee and the Additional Independent Appointee as a member of the Audit Committee upon his or her appointment to the Board; (v) initiate a process for selecting an interim or permanent chief executive officer of the Issuer to be overseen by the Corporate Governance Committee; (vi) elect a Chairman of the Board from among the Issuer’s directors, which shall be reasonably acceptable to Starboard; (vii) not increase the size of the Board to greater than nine (9) directors following the 2016 Annual Meeting other than to add a seat to accommodate the new CEO; (viii) hold the 2016 Annual Meeting no later than ninety (90) days following the completion of the Issuer’s audit for the fiscal year ended January 30, 2016 and filing of necessary periodic reports; and (ix) use its reasonable best efforts to hold the 2017 Annual General Meeting of Shareholders (the “2017 Annual Meeting”) no later than July 15, 2017.

The Agreement also provides that if any of the Appointed Directors (or any replacement director) is unable to serve as a director, resigns or is removed as a director prior to the end of the Standstill Period and at such time Starboard beneficially owns in the aggregate at least the lesser of (i) three percent (3.0%) of the Issuer’s then outstanding Shares and (ii) 15,334,931 Shares, then Starboard has the ability to recommend a substitute person, who meets certain independence and experience criteria.

Pursuant to the terms of the Agreement, Starboard agreed, among other things: (i) not to nominate any person for election at the 2016 Annual Meeting; (ii) not to submit any proposal for consideration at, or bring any other business before, the 2016 Annual Meeting; (iii) not to initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2016 Annual Meeting; and (iv) to appear in person or by proxy at the 2016 Annual Meeting and vote all Shares beneficially owned by it (a) in favor of the Issuer’s nominees, (b) in favor of the ratification of the appointment of Deloitte & Touche LLP as the Issuer’s  independent registered public accounting firm for the fiscal year ending January 31, 2017, and (c) in accordance with the Board’s recommendation with respect to the Issuer’s  “say-on-pay” proposal and any other proposal presented at the 2016 Annual Meeting unless Institutional Shareholder Services Inc. or Glass Lewis & Co., LLC recommends otherwise with respect to any such proposals.

CUSIP NO. G5876H105

Starboard also agreed to certain customary standstill provisions, effective as of the date of the Agreement through the earlier of (i) fifteen (15) business days prior to the deadline for the submission of shareholder nominations for the 2017 Annual Meeting or (ii) one hundred (100) days prior to the anniversary date of the 2016 Annual Meeting (the “Standstill Period”). The standstill provisions generally prohibit Starboard from taking specified actions with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any “group” or becoming party to any voting arrangement or agreement; (iii) seeking or encouraging others to submit nominations for election or removal of directors; (iv) making shareholder proposals or offers with respect to mergers, acquisitions and other business combinations; or (v) seeking board representation other than as provided in the Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 517,600,000 Shares outstanding, as of May 28, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 4, 2015.

A.	Starboard V&O Fund

(a)	As of the close of business on April 26, 2016, Starboard V&O Fund beneficially owned 13,495,491 Shares, including 11,287,308 Shares underlying certain call options.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 13,495,491
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,495,491
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares during the past sixty days.

B.	Starboard S LLC

(a)	As of the close of business on April 26, 2016, Starboard S LLC beneficially owned 1,588,369 Shares, including 1,308,889 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,588,369
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,588,369
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. G5876H105

C.	Starboard C LP

(a)	As of the close of business on April 26, 2016, Starboard C LP beneficially owned 877,932 Shares, including 727,225 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 877,932
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 877,932
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares during the past sixty days.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 877,932 Shares owned by Starboard C LP, including 727,225 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 877,932
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 877,932
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 877,932 Shares owned by Starboard C LP, including 727,225 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 877,932
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 877,932
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. G5876H105

F.	Starboard Juliet LLC

(a)	As of the close of business on April 26, 2016, Starboard Juliet LLC beneficially owned 9,310,245 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 9,310,245
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,310,245
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Juliet LLC has not entered into any transactions in the Shares during the past sixty days.

G.	Starboard Leaders Fund

(a)	Starboard Leaders Fund, as a member of Starboard Juliet LLC, may be deemed the beneficial owner of the 9,310,245 Shares owned by Starboard Juliet LLC.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 9,310,245
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,310,245
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days.

H.	Starboard Select II LP

(a)	As of the close of business on April 26, 2016, Starboard Select II LP beneficially owned 3,792,301 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,792,301
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,792,301
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Select II LP has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. G5876H105

I.	Starboard Select II GP

(a)	Starboard Select II GP, as the general partner of Starboard Select II LP, may be deemed the beneficial owner of the 3,792,301 Shares owned by Starboard Select II LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,792,301
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,792,301
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Select II GP has not entered into any transactions in the Shares during the past sixty days.

J.	Starboard Select Fund

(a)	Starboard Select Fund, as the sole member of Starboard Select II GP, may be deemed the beneficial owner of the 3,792,301 Shares owned by Starboard Select II LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,792,301
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,792,301
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Select Fund has not entered into any transactions in the Shares during the past sixty days.

K.	Starboard T LP

(a)	As of the close of business on April 26, 2016, Starboard T LP beneficially owned 2,883,842 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,883,842
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,883,842
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard T LP has not entered into any transactions in the Shares during the past sixty days.

L.	Starboard A LP

(a)
Starboard A LP, as the general partner of Starboard Leaders Fund, Starboard Select Fund and Starboard T LP and the managing member of Starboard Juliet LLC, may be deemed the beneficial owner of the (i) 9,310,245 Shares owned by Starboard Juliet LLC, (ii) 3,792,301 Shares owned by Starboard Select II LP and (iii) 2,883,842 Shares owned by Starboard T LP.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 15,986,388
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,986,388
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. G5876H105

M.	Starboard A GP

(a)
Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 9,310,245 Shares owned by Starboard Juliet LLC, (ii) 3,792,301 Shares owned by Starboard Select II LP and (iii) 2,883,842 Shares owned by Starboard T LP.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 15,986,388
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,986,388
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty days.

N.	Starboard Value LP

(a)
As of the close of business on April 26, 2016, 1,772,606 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 13,495,491 Shares owned by Starboard V&O Fund, (ii) 1,588,369 Shares owned by Starboard S LLC, (iii) 877,932 Shares owned by Starboard C LP, (iv) 9,310,245 Shares owned by Starboard Juliet LLC, (v) 3,792,301 Shares owned by Starboard Select II LP, (vi) 2,883,842 Shares owned by Starboard T LP, and (vii) 1,772,606 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 33,720,786
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 33,720,786
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares during the past sixty days.

O.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 13,495,491 Shares owned by Starboard V&O Fund, (ii) 1,588,369 Shares owned by Starboard S LLC, (iii) 877,932 Shares owned by Starboard C LP, (iv) 9,310,245 Shares owned by Starboard Juliet LLC, (v) 3,792,301 Shares owned by Starboard Select II LP, (vi) 2,883,842 Shares owned by Starboard T LP, and (vii) 1,772,606 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 33,720,786
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 33,720,786
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. G5876H105

P.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 13,495,491 Shares owned by Starboard V&O Fund, (ii) 1,588,369 Shares owned by Starboard S LLC, (iii) 877,932 Shares owned by Starboard C LP, (iv) 9,310,245 Shares owned by Starboard Juliet LLC, (v) 3,792,301 Shares owned by Starboard Select II LP, (vi) 2,883,842 Shares owned by Starboard T LP, and (vii) 1,772,606 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 33,720,786
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 33,720,786
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days.

Q.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 13,495,491 Shares owned by Starboard V&O Fund, (ii) 1,588,369 Shares owned by Starboard S LLC, (iii) 877,932 Shares owned by Starboard C LP, (iv) 9,310,245 Shares owned by Starboard Juliet LLC, (v) 3,792,301 Shares owned by Starboard Select II LP, (vi) 2,883,842 Shares owned by Starboard T LP, and (vii) 1,772,606 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 33,720,786
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 33,720,786
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days.

R.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 13,495,491 Shares owned by Starboard V&O Fund, (ii) 1,588,369 Shares owned by Starboard S LLC, (iii) 877,932 Shares owned by Starboard C LP, (iv) 9,310,245 Shares owned by Starboard Juliet LLC, (v) 3,792,301 Shares owned by Starboard Select II LP, (vi) 2,883,842 Shares owned by Starboard T LP, and (vii) 1,772,606 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 33,720,786
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 33,720,786

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.

CUSIP NO. G5876H105

S.	Mr. Hill

(a)	As of the close of business on April 26, 2016, Mr. Hill directly owned 2,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Hill has not entered into any transactions in the Shares during the past sixty days.

T.	Mr. Khaykin

(a)	As of the close of business on April 26, 2016, Mr. Khaykin directly owned 10,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Khaykin has not entered into any transactions in the Shares during the past sixty days.

U.	Mr. McCreary

(a)	As of the close of business on April 26, 2016, Mr. McCreary directly owned 25,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. McCreary has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. G5876H105

As of the close of business on April 26, 2016, the Reporting Persons collectively beneficially owned an aggregate of 33,757,786 Shares, including 13,323,422 Shares underlying certain call options, constituting approximately 6.5% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 25, 2016, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On April 27, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 1 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Depending on market conditions and other factors, the Reporting Persons may alter the mix of their collective beneficial ownership position in the Issuer, which is currently composed of 20,397,364 Shares and 13,323,422 Shares underlying the American-style call options described in Item 6 of the Schedule 13D, by, among other things, exercising certain of the American-style call options, purchasing or selling Shares, and/or purchasing or selling options.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Juliet LLC, Starboard Leaders Fund LP, Starboard Leaders Select II LP, Starboard Leaders Select II GP LLC, Starboard Leaders Select Fund LP, Starboard T Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld and Marvell Technology Group Ltd., dated April 25, 2016.

99.2
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Juliet LLC, Starboard Leaders Fund LP, Starboard Leaders Select II LP, Starboard Leaders Select II GP LLC, Starboard Leaders Select Fund LP, Starboard T Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated April 27, 2016.

CUSIP NO. G5876H105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2016

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS JULIET LLC
By: Starboard Value A LP,
      its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP,
       its general partner

STARBOARD LEADERS SELECT II LP
By: Starboard Leaders Select II GP LLC,
       its general partner

STARBOARD LEADERS SELECT FUND LP
By: Starboard Value A LP,
       its general partner

STARBOARD T FUND LP
By: Starboard Value A LP,
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

STARBOARD LEADERS SELECT II GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Richard S. Hill, Oleg Khaykin and Jeffrey S. McCreary